Exhibit 21.1

Subsidiary List of CareCloud, Inc.

1.	MTBC Acquisition, Corp. (Delaware, US)

2.	CareCloud Practice Management, Corp. (Delaware, US)

3.	Meridian Medical Management, Inc. (Delaware, US)

4.	CareCloud Health, Inc. (Delaware, US)

5.	Medical Transcription Billing, Corp. (Private) Limited (Pakistan)

6.	RCM – MediGain India, Pvt. Ltd. (India)

7.	RCM – MediGain Colombo, Pvt. Ltd. (Sri Lanka)

8.	medSR, Inc. (Delaware, US)

9.	CareCloud Acquisition, Corp. (Delaware, US)